

Mail Stop 3561

October 17, 2016

Raziel Atuar
Chief Executive Officer
Duke Robotics, Inc.
913 Gulf Breeze Parkway, Suite 40
Gulf Breeze, FL 32561

     Re: **Duke Robotics, Inc.**
              Amendment No. 1 to Draft Offering Statement on Form 1-A
              Submitted September 28, 2016
              CIK No. 0001682110

Dear Mr. Atuar:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

Item 2. Issuer Eligibility

1. We note your response to our prior comment 1. However, we do not agree with your conclusion that your principal place of business is in the United States. For example, it does not appear that your officers primarily direct, control and coordinate your activities from the United States. In that regard, your response suggests that none of your officers are located in the United States. We also note your disclosure regarding your operations and operating subsidiary in Israel and your intended use of what appears to be a significant portion of your proceeds to make payments to parties in Israel. Please advise.

Part II

Offering Circular

Use of Proceeds, page 10

2. We note your response to our prior comment 5 and reissue in part. Since you will use offering proceeds to discharge the debt from your Lenders Loan, which you incurred within the past year, please describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Part II of Form 1-A.

Plan of Distribution, page 27

3. We note your response to our prior comment 9. Please tell us the terms of the escrow agreement referenced in your Plan of Distribution section.

Exhibits

4. We reissue prior comment 10 in part, as you have not filed as exhibits the loan agreements executed in January 2015. Please file such agreements, or tell us why you do not believe that such agreements are required to be filed.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure